UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Mace Security International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554335208

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,420,615
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,420,615

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,615

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.3%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,420,615
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,420,615

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,420,615

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.3%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,241,038
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,241,038

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,241,038

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.1%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Mace Security International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1000 Crawford Place, Suite 400, Mt. Laurel, NJ 08054.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,471,755.36
DAP	Working Capital	$3,033,475.64

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

As disclosed in its prior filings of Schedule 13D, the Filers ("Lawndale") sent letters to the board of Mace Security International ("Mace"), which were attached as Exhibit B to Schedules 13D, Amendments No. 1 and No. 2, detailing Lawndale's concerns regarding several corporate governance issues including, but not limited to, what Lawndale believes to be insufficient independent composition and structuring of Mace's Board of Directors.

These issues led Lawndale to vote to "withhold" on the reelection of all of Mace's Board members at Mace's Annual Meeting held on December 8, 2006, and request that Mace immediately formally appoint and empower a Lead Independent Director and timely add additional qualified independent directors with meaningful input from large shareholders, such as Lawndale.

On June 15, 2007, Lawndale sent Mace's Board a letter (the "Letter") (a copy of which is attached as Exhibit B hereto, and incorporated by reference in this filing) stating that Lawndale was formally submitting for consideration by the Nominating Committee for immediate appointment to Mace's Board the names and certain background information of three individuals Lawndale believes are highly qualified, independent and willing to serve as directors of Mace. Lawndale's letter further explains that those nominations are the result of:

1) Mace's failure to act on Lawndale's December 2006 governance improvement requests;

2) Mace's announcement for a second year in a row of internal control and financial reporting problems that have delayed Mace's SEC filings and caused substantial remediation costs; and

3) Mace's disclosure of details illustrating what Lawndale believes are obvious flaws in a Compensation Study Mace's Board chose to rely on in support of what Lawndale believes is egregious and misaligned compensation for Mace's Chairman & CEO, Louis Paolino, Jr.

The Letter requests that the addition of the three independent directors be accommodated immediately via a two-director expansion of the Board (from five to seven members) along with the departure from the Board of non-independent director, Matthew Paolino, Mace Vice President and brother of Chairman & CEO, Louis Paolino, Jr. These changes would result in a modified board composition, consisting of the three legacy "independent" directors, the three new independent directors and one management member, Louis Paolino.

Lawndale believes that it is necessary to implement the above-mentioned steps immediately to address Mace's governance weaknesses and enhance Mace's long-term sustainable value and has requested that Mace refrain from making additional acquisitions until its existing operations and governance oversight is improved.

Lawndale may consider additional measures to protect, preserve and enhance the value of its investment in Mace including, but not limited to, nominating these and/or other individuals as alternatives to current Board members.

Lawndale has been and may continue to be in contact with Mace management, members of Mace's Board of Directors, other significant shareholders and others regarding these and additional steps that Mace could employ to maximize shareholder value.

Lawndale believes the public market value of Mace, currently trading below Mace's tangible book value, is undervalued by not adequately reflecting the value of Mace's personal defense, car/truck wash (and underlying real estate) and corporate security assets. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since April 18, 2007:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price
DAP	P	4/18/2007	31,762	2.63
LCM	P	4/18/2007	5,200	2.63
DAP	P	4/19/2007	8,800	2.61
LCM	P	4/19/2007	1,300	2.61
DAP	P	4/20/2007	4,400	2.59
LCM	P	4/20/2007	600	2.59
DAP	P	4/23/2007	5,850	2.58
LCM	P	4/23/2007	800	2.58
DAP	P	4/24/2007	3,052	2.54
LCM	P	4/24/2007	500	2.54
DAP	P	4/27/2007	14,951	2.57
LCM	P	4/27/2007	2,100	2.57
DAP	P	5/3/2007	4,300	2.55
LCM	P	5/3/2007	700	2.55
DAP	P	5/4/2007	4,000	2.57
LCM	P	5/4/2007	500	2.57
DAP	P	5/7/2007	4,300	2.51
LCM	P	5/7/2007	700	2.51
DAP	P	5/9/2007	4,820	2.53
LCM	P	5/9/2007	700	2.53
DAP	P	5/10/2007	6,100	2.50
LCM	P	5/10/2007	900	2.50
DAP	P	5/11/2007	995	2.47
DAP	P	5/15/2007	16,691	2.52
LCM	P	5/15/2007	2,500	2.52
DAP	P	5/17/2007	5,100	2.48
LCM	P	5/17/2007	740	2.48
DAP	P	5/18/2007	8,148	2.54
LCM	P	5/18/2007	1,200	2.54
DAP	P	5/22/2007	1,600	2.45
LCM	P	5/22/2007	200	2.45
DAP	P	5/24/2007	2,300	2.48
LCM	P	5/24/2007	383	2.48
DAP	P	6/6/2007	1,000	2.43
DAP	P	6/7/2007	43,464	2.46
LCM	P	6/7/2007	6,400	2.46
DAP	P	6/8/2007	10,184	2.48
LCM	P	6/8/2007	1,500	2.48
DAP	P	6/11/2007	23,470	2.48
LCM	P	6/11/2007	3,400	2.48
DAP	P	6/12/2007	12,923	2.47
LCM	P	6/12/2007	1,900	2.47
DAP	P	6/14/2007	16,870	2.48
LCM	P	6/14/2007	2,400	2.48

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter from Lawndale Capital Management, LLC to the Board of Directors of MACE dated June 15, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2007
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Mace Security International, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 26, 2006
Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

LETTER FROM LAWNDALE CAPITAL MANAGEMENT, LLC
TO THE BOARD OF DIRECTORS OF MACE

Andrew Shapiro

President

June 15, 2007

To the Board Members of Mace Security International:

Gentlemen,

Lawndale Capital Management, LLC, through the funds it manages, has increased its ownership in Mace Security International ("Mace") to 1,420,615 shares, constituting 9.3% of the company's outstanding voting stock, and remains Mace's largest shareholder. As you know, we have expressed serious concerns regarding Mace's corporate governance, particularly with respect to the Board's purported independent composition and functioning. These concerns led us to write to you on December 15th, 2006 specifically requesting the formal appointment and empowerment of a Lead Independent Director and that the Board with meaningful input from large shareholders add new, qualified independent directors.

To date, no apparent action regarding our December 15th requests has been taken and subsequent developments at Mace heighten our concerns regarding the Board's inability to provide adequate independent oversight. Therefore, we are now submitting the names and backgrounds (attached as Appendix A) of three qualified and truly independent individuals for the Nominating Committee to evaluate and recommend for immediate addition to Mace's Board via the expansion of the Board to seven members and the departure from the Board of Matthew Paolino, who is a non-independent director not just because of his status as an employee of the Company, but even more obviously because he is the brother of Mace's Chairman & CEO, Louis Paolino, Jr.

The Impact of the Company's Poor Corporate Governance on Performance Since December 15, 2006

For the second year in a row, Mace has experienced weakness in its internal controls and errors in financial reporting that have not only delayed its SEC filings to the point of a threatened delisting of its stock, but have also forced Mace to incur substantial (but undisclosed) costs. We believe that the Company has incurred millions of dollars in investigative and legal expenses in the last two years as a result of these matters, and these hard costs do not include the disruption to the company's business and harm to its brand and reputation. There is simply no excuse for such poor board oversight at a public company in today's governance environment.

Current Independent Directors Are Not Providing Sufficient Oversight Over Executive Compensation

One of the most important functions independent directors should perform is to set appropriate compensation for senior management. Following its unsuccessful foray into and out of the car wash business, Mace still has yet to make a return on its security products segment despite years pouring millions into "building" the business. For over six years, Mr. Paolino has led Mace down a path of shareholder value destruction with book value/share falling from $5.19 at 3/3/2000 to $3.78 on 9/30/06, the date of Mace's last completed financials.

As an exhibit to a January 18, 2007 Form 8-K filing, disclosure was made of a clearly flawed compensation "study" that Mace's supposedly "independent" Compensation Committee accepted and relied upon to support what we believe to be excessive and misaligned compensation levels in Chairman and CEO Louis Paolino Jr.'s 2006 Employment Agreement. According to this disclosure, based upon this study the Mace Board concluded that Mr. Paolino deserved pay above the average compensation level of his "peer group." It reached this conclusion despite the many years of poor performance by Mace under the leadership of Mr. Paolino, and based upon a study that included, in the "comparable peer" group, companies far larger than Mace. In addition, the study included companies from the alternative energy industry, even though Mace is not in this business, simply because Mace might acquire a company in that industry (8-K, Exhibit, page 4). The conclusion by the Compensation Committee to accept a flawed study and to provide "above average" compensation for (at best) average performance is fundamentally inconsistent with basic principles of good governance, and the Board's decision to accept this conclusion is similarly flawed.

Two prestigious institutional proxy advisors, Glass Lewis and Institutional Shareholder Services have already concluded that Mace's Board had serious corporate governance flaws, especially in its independent functioning, and recommended its clients vote to "withhold" on the reelection of certain directors at Mace's most recent annual meeting.

Mace's Board Must be Improved NOW

We believe that a board lacking independence is more likely to avoid taking necessary actions to stop bad managerial decision-making and this failure to act inevitably (as it has already done at Mace) leads to poor performance. In our experience, strong corporate governance mechanisms are essential to protect shareholder interests from managerial self-interested behavior and to hold management accountable for their actions and inactions. This is of paramount concern when Mace has been pursuing such important decisions as the sale of its car washes, which comprise a significant portion of Mace's tangible assets, and the acquisition of additional assets into its security products segment, that to date has not generated any significant profits. Until existing operations and governance oversight are improved, no further acquisitions should be made. Furthermore, to preserve and protect shareholders' capital, it is imperative that the directors making these decisions are actively involved, qualified and independent of management. At Mace, this requires the addition of several new directors.

The three qualified and truly independent individuals whose names and CV's we are submitting to the Nominating Committee with this letter have impressive backgrounds with substantial directorial, legal, M&A, real estate, and operational experience. They provide a wide variety of professional expertise that would be directly value-added to the important strategic and capital allocation decisions facing the Mace Board. Two of the nominees will qualify as audit committee "financial experts", providing substantial depth in a role public companies find so difficult to fill, and one in which Mace clearly needs improvement. Another nominee has substantial and direct operating experience in the security product industry segments that Mace is focused on growing, but which to date have cost Mace millions in losses. The addition of these new directors would address the Board's known governance weaknesses, add fresh expert perspective, and lighten the load upon the three legacy "Independent" directors who presently must serve on every key board committee.

In addition to improving the composition of Mace's Board with the addition the three nominees, Lawndale believes that Matthew Paolino, Mace Vice President and brother of Chairman & CEO, Louis Paolino, Jr, should immediately step down as a director. Matthew Paolino's presence as a voting member of the Board reeks of poor corporate governance. To the extent any manager's input is needed for board deliberations, they certainly can be invited to attend a meeting and contribute their thoughts. Having the brother of the Chairman and CEO as a voting board member adds nothing to the Board's deliberative process and, in our view, only serves to further ensure the domination of the board by Mr. Paolino.

Restructuring the board in this manner would create a board with one management member, three legacy "independent" directors, and three truly independent directors. Presumably the six independent directors would then select a "Lead Independent Director," or non-executive chairman or some other similar structure that would help guide the board and governance process.

Our goal is to enhance Mace's long-term sustainable shareholder value. It is time for real board reform at Mace to take place. We look forward to working with the Mace Board to expeditiously make these needed improvements. The immediate review and appointment of additional qualified and independent board members is essential before more decisions sealing Mace's fate are made and additional value belonging to shareholders is transferred to third parties. The candidates that we have submitted will make outstanding additions to your Board.

Thank you for your prompt consideration of the matters outlined in this communication.

Sincerely,

Andrew Shapiro

President

Appendix A - Mace Board Candidate Summaries

APPENDIX A

MACE BOARD CANDIDATE SUMMARIES

Eugene I. Davis

Eugene I. Davis, 52, is the Chairman and Chief Executive Officer of PIRINATE Consulting Group, LLC, a privately-held consulting firm specializing in turn-around management, merger and acquisition consulting and strategic planning advisory services for domestic and international public and private business entities. Since forming PIRINATE in 1997, Mr. Davis has advised, managed, sold, liquidated and/or acted as a Chief Executive Officer, Chief Restructuring Officer, Director, Committee Chairman and/or Chairman of the Board of a number of businesses, including companies operating in the telecommunications, automotive, manufacturing, high-technology, medical technologies, metals, energy, financial services, consumer products and services, import-export, mining and transportation and logistics sectors. Prior to forming PIRINATE, Mr. Davis served as President, Vice-Chairman and Director of Emerson Radio Corp, and CEO and Vice-Chairman of Sport Supply Group, Inc. Mr. Davis began his career as an attorney and international negotiator with Exxon Corp. and Standard Oil Company (Indiana) and as a partner in two Texas-based law firms where he specialized in corporate/securities law, international transactions and restructuring advisory. Mr. Davis holds a BA from Columbia College, a Masters of International Affairs (MIA) in International Law and Organization from the School of International Affairs of Columbia University and a JD from the Columbia University School of Law. Mr. Davis has substantial public company board and committee experience, including service on the boards of Delta Airlines and Foamex, Inc., amongst others.

Gerald T. LaFlamme

Gerald T. LaFlamme, 67, is presently the President and Chief Executive Officer of JL Development Company, Inc. a real estate development and consulting firm. Mr. LaFlamme's career spans over 40 years with experience in providing audit, tax and consulting services to both public and private companies, including assisting clients to develop business and tax strategies, evaluate financing alternatives, implement acquisition and disposition strategies, and structure transactions. As a Managing Partner with Ernst & Young LLP and a predecessor accounting firm, Mr. LaFlamme obtained extensive public company and management consulting experience including design and implementation of management information systems, financial planning and reporting systems, and systems of internal accounting control. Mr. LaFlamme retired from Ernst Young LLP in 1997. Mr. LaFlamme has also had experience with start-up companies and entrepreneurial companies as Chief Operating Officer, Chief Administrative Officer and Chief Financial Officer, most recently (2001-2004) as Senior Vice President and Chief Financial Officer of Davidson Communities, LLC a real estate development firm, with responsibility for land acquisition, financing and financial reporting. Mr. LaFlamme holds an MBA from the University of Michigan, a BBA from the University of Detroit and is a Certified Public Accountant in the states of Michigan and California. Mr. LaFlamme has served as board member and audit committee chair of Arlington Hospitality Inc. and is on the advisory board of Integra Biotechnical, LLC. Mr. LaFlamme also previously served on the board of Senior Resource Group, LLC.

Dennis R. Raefield

Dennis R. Raefield, 60, is presently the President of Edge Integration Systems, Inc., heading up marketing and sales at this start-up access control system manufacturer. Mr. Raefield's has over 25 years of security industry experience in both CEO and President roles as Founder of a multi-office Systems Integrator, Access Control Manufacturer, Security Software startup, and Offshore Security Products Manufacturer. Mr. Raefield was President of Pinkerton Systems Integration, Ademco Integrated Systems, Honeywell Access Systems, and Rosslare Security Products. Mr. Raefield holds a BS in Engineering from Santa Clara University and is a frequent public speaker in the security industry.

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